

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

August 14, 2009

<u>Via Facsimile and U.S. Mail</u>

Jodie Bourdet, Esq.
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, CA 94111

> **Re: Endwave Corporation**
> **Schedule TO-I**
> **Filed August 11, 2009**
> **File No. 5-60995**

Dear Ms. Bourdet:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule TO</u>

<u>Item 12. Exhibits</u>

1. Please file a form of the Eligible Option Information Sheet that option holders are required to tender with the Election Form, as indicated in paragraph 14 of the Election Form filed as Exhibit (a)(1)(C), or advise us. Refer to Item 1016(a)(1) of Regulation M-A.

Offer to Exchange

Summary Term Sheet—Questions and Answers, page 1

Q.23. If I participate in this exchange offer, when will I receive…, page 5

2. We note that you will issue new stock option agreements promptly following acceptance, which is two days after the expiration date. Please advise us as to how you are complying with the requirement to pay promptly after termination of the offer. Refer to Rules 13e-4(f)(5) and 14e-1(c) and Section II.D. of SEC Release 34-43069.

Section 9. Information Concerning Us; Financial Information, page 17

3. We note that you have included summary financial information. Please revise to include all of the information required by Item 1010(c) of Regulation M-A. In this regard, we note that you have not included assets and liabilities, income per common share from continuing operations, ratio of earnings to fixed charges and book value per share. Refer to Item 1010(c)(1), (2), (4), and (5) of Regulation M-A.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions